Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004
EARNINGS

Pretax loss from continuing operations	$(1,415,753)	$(1,263,330)
Add Fixed Charges
Interest expense	2,397,567	1,759,764
Interest expense on subordinated preferred member obligations	144,000	144,000
Capitalized interest	45,941	47,231
An estimate of interest within rental expenses	10,879	9,838

	1,182,634	697,503

Less
Capitalized interest	(45,941)	(47,231)

Earnings as defined	$1,136,693	$650,272

FIXED CHARGES
Interest expense	$2,397,567	$1,759,764
Interest expense on subordinated preferred member obligations	144,000	144,000
Capitalized interest	45,941	47,231
An estimate of interest within rental expenses	10,879	9,838

	$2,598,387	$1,960,833

DEFICIENCY	$(1,461,694)	$(1,310,561)

RATIO	(2.3x )	(3.0x )